

# QUOIN CAPITAL, LLC

## Statement of Financial Condition

for the Year Ended December 31, 2024

(With the Report of Independent Registered Public Accounting Firm Thereon)

<span style="color:red">PUBLIC COPY</span>



# Table of Contents

For the Year Ended December 31, 2024

<u>CONTENTS</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66980 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/24 _____  AND ENDING  12/31/24 _____
                                          MM/DD/YY                              MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Quoin Capital, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer       ☐ Security-based swap dealer       ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 Strafford Avenue - Suite One
_____
                                    (No. and Street)

| Wayne | PA | 19087 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Francis G. Mitchell | 610-256-3420 | fmitchell@quoincapital.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
_____
                     (Name – if individual, state last, first, and middle name)

| 100 E. Sybelia Avenue - Suite 130 | Maitland | FL | 32751 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 07/28/2004 | 32751 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Joquinn Thomas Sadler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quoin Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tykeyah S Collins
NOTARY PUBLIC
Henry County, GEORGIA
My Commission Expires 02/10/2026

TSC

Tykeyah S Collins
Notary Public

Signature: JT Sadler

Title: CEO

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130           *Certified Public Accountants*           Telephone 407-740-7311
Maitland, FL 32751                        Email: pam@ohabco.com                    Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Quoin Capital LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Quoin Capital LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Quoin Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Quoin Capital LLC's management. Our responsibility is to express an opinion on Quoin Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Ohab and Company, PA*

We have served as Quoin Capital LLC's auditor since 2024.

Maitland, Florida

May 1, 2025

**Quoin Capital, LLC**
**Statement of Financial Condition**
**For the year ending December 31, 2024**

# Assets

| | | |
|---|---|---|
| Cash | $ | 155,429 |
| Deposit with clearing broker | | 103,810 |
| Other assets | | 9,008 |
| Fixed assets, net of accumulated depreciation of $19,205 | | 7,143 |
| Total Assets | $ | 275,390 |

# Liabilities and Member's Equity

Liabilities:

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 23,743 |
| Total Liabilities | | 23,743 |
| | | |
| Total Equity | | 251,647 |
| | | |
| Total liabilities and member's equity | $ | 275,390 |

The accompanying notes are an integral part of these financial statements.

**Notes to Financial Statements**
**Page 1 of 4**

**Note 1.  Nature of the Organization**

Quoin Capital, LLC, (The "Company), is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").  The Company was established in the State of Delaware on August 24, 2004. Pursuant to its FINRA membership agreement, the Company does not hold customer funds or securities as an introducing broker and consequently operates under the exemptive provisions of S.E.C Rule 15c3-3(k)(2)(ii).

**Note 2.  Summary of Significant Accounting Policies**

*a)  Basis of Accounting*

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of the authoritative U.S. GAAP.

*b)  Revenue Recognition*

The Company has three primary lines of business: (i) municipal underwritings, (ii) trading commissions and distribution fees, and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations.

Underwriting Fees. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or act as an intermediary in the buying or selling of these securities on behalf of its customers.  Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions because there are no remaining tasks which are to be performed related to the service that is delivered.

Trading Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission.  The Company believes that the settlement date is the appropriate point in time to recognize trading commission revenue because the performance obligation is satisfied and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees.  The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to Investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that Is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its obligation for performance is the sale of securities to investors and as such this is fulfilled on the transaction settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur, or the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which ls highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the period are primarily related to performance obligations that have been satisfied in prior periods.

**Notes to Financial Statements – cont.**
**Page 2 of 4**

From time to time the Company may provide other services for the convenience of its customers. In these cases, the Company performs a simple act under contract for which it receives an agreed upon service(s) fee and/or time and materials fee. The performance obligation is partially or fully satisfied on the date(s) the service(s) is/are delivered because there are no remaining tasks which are to be performed related to the service or the allocated time and materials portion thereof that is delivered.

*c)  Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*d)  Allowance for Doubtful Accounts*

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Uncollectible bad debt expense for the year ended December 31, 2024, was $94.10.

*e)  Furniture and Equipment*

Furniture and equipment are stated at cost, net of depreciation. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

|  |  |
|---|---|
| Furniture | 7 years |
| Office and Computer Equipment | 5 years |

Depreciation commences the month following the month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

*f)  Cash, Cash Equivalents, and Restricted Cash*

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.  On December 31, 2024, the Company had $155,429 in cash and had no restricted cash.

*g)  Cash Deposits with Clearing Brokers*

Cash deposits with clearing broker consist of funds on deposit with the Hilltop Securities pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum clearing deposit of $100,000 based on the Company having only U.S. customers and executing trades exclusively through Hilltop Securities.  At December 3 1, 2024, the Company had $103,810 in the clearing deposit account, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of Hilltop Securities, the Company will be required to maintain the cash on deposit.

**Notes to Financial Statements – cont.**
**Page 3 of 4**

*h)    Income Taxes*

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

**Note 3.   Furniture, Equipment and Depreciation**

Furniture, equipment, and the related accumulated depreciation on December 31, 2024 consists of the following:

| | |
|---|---|
| Furniture & fixtures | $21,407 |
| Computers & office equipment | 4,941 |
| Total | 26,348 |
| Accumulated depreciation | -19,205 |
| Net Furniture & equipment | $ 7,143 |

**Note 4.   Commitments and Contingencies**

There are no existing commitments or contingencies on December 31,2024.

**Note 5.   Concentration of Credit risk**

The Company maintains cash accounts, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks in its cash accounts.

**Note 6.   Net Capital Requirement**

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority and the Uniform Net Capital requirements of the Security Exchange Commission (SEA) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to SEA Rule 15(c)-3-1, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3rds % of aggregate indebtedness, whichever is greater. On December 31, 2024 the Company had net capital of $235,496 which was $135,496 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was 10.08%.

**Note 7 - Segment Reporting**

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities and mutual funds (12(b)-1's) advisory fees and variable annuities. The accounting policies for this segment are the same as those described in NOTE 2, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions or paying dividends. Net income is used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sale of securities and mutual funds (12(b)-1's) advisory fees and variable annuities as the primary source of its revenue. The Company's chief operating decision maker is the CEO & President.

**Notes to Financial Statements – cont.**

**Page 4 of 4**

**Note 7.  Going Concern Assessment**

While the accompanying financial statements have been prepared assuming the Company will continue as a going concern, Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty; however, the parent company has pledged to provide any additional capital support required to enable the Company to continue as a going concern and maintain net capital in excess of regulatory required minimums.

**Note 8.  Subsequent Events**

Management has evaluated events subsequent to December 31, 2024 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.  The evaluation did not result in any required disclosures or adjustments.

QUOIN CAPITAL, LLC
Computation of Net Capital
December 31, 2024

**Schedule I** Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2024.

Total Member's Capital from statement of financial condition

| | |
|---|---:|
| Credit Factors | |
|     Member's equity | $ 251,647 |
| Debit Factors | |
|     Non-allowable assets | 16,151 |
| Net capital | 235,496 |
| Less minimum net capital requirements | |
|     Greater of 6-2/3rds% of aggregate indebtedness or $100,000 | 100,000 |
| Excess net capital | $ 135,496 |

Capital ratio (maximum allowance 1500%)
    (*) Aggregate indebtedness    $ 23,743
    Divided by net capital    235,496 = 10.08%

| | |
|---|---:|
| Aggregate indebtedness | $ 23,743 |

*There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA filing of December 31, 2024.

QUOIN CAPITAL, LLC
Computation for Determination of Reserve Requirements
December 31, 2024

**Schedule II** - Computation for Determination of Reserve Requirements and information related to possession and control requirements under Rule 15c3-3 of the  Securities and Exchange Commission (Expressed in U.S. dollars) December 31, 2024.

_____

The Company is exempt from the reserve requirements and information related to possession and control and related computations for the determination there of under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission

The Company is not claiming an exemption under paragraph (k) of 17 C.F.R. 5240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.